UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 7, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Biovail Corporation

File No. 1-14956 - CF#24766

_____

        Biovail Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2010.

        Based on representations by Biovail Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through March 1, 2020
Exhibit 2.2	through March 1, 2020
Exhibit 2.3	through March 1, 2020
Exhibit 10.1	through March 1, 2020
Exhibit 10.2	through March 1, 2020
Exhibit 10.3	through March 1, 2020
Exhibit 10.5	through March 1, 2020
Exhibit 10.6	through March 1, 2020
Exhibit 10.15	through March 1, 2020
Exhibit 10.16	through March 1, 2020
Exhibit 10.20	through March 1, 2020
Exhibit 10.21	through March 1, 2020
Exhibit 10.22	through March 1, 2020
Exhibit 10.23	through March 1, 2020
Exhibit 10.24	through March 1, 2020
Exhibit 10.25	through March 1, 2020
Exhibit 10.26	through March 1, 2020
Exhibit 10.27	through March 1, 2020
Exhibit 10.28	through March 1, 2020
Exhibit 10.11	through February 26, 2013
Exhibit 10.12	through February 26, 2013
Exhibit 10.13	through February 26, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 7, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Biovail Corporation

File No. 1-14956 - CF#24766

_____

Exhibit 10.17	through March 1, 2015
Exhibit 10.18	through March 1, 2015
Exhibit 10.19	through March 1, 2015
Exhibit 10.29	through May 9, 2012
Exhibit 10.36	through February 26, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special counsel